July 3, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Rosenberg:

Lincare Holdings Inc. (“Lincare” or the “Company”) is in receipt of your letter dated May 8, 2007, regarding the review by the staff of the Securities and Exchange Commission (“SEC”) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

The Company provides the following supplemental response to the item contained in the staff’s letter to Lincare. Please note that where the context requires, the term “Company” refers to Lincare Holdings Inc. and its consolidated subsidiaries. For your convenience, the SEC’s comment is set out in bold lettering immediately preceding the Company’s corresponding response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(9) Staff Accounting Bulletin No. 108 (SAB 108), page F-18

1.	Please provide in disclosure-type format further information on the nature of the errors. Please disclose when and how each error being corrected arose and the fact that the errors had previously been considered immaterial.

Company Response:

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires an entity to quantify misstatements using a balance sheet and income statement approach (the “dual approach”) and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006.

Traditionally, there have been two methods available for quantifying the effects of misstatements in financial statements, the “roll-over” method and the “iron curtain”

method. The roll-over method considers the impact of errors or misstatements on the current-year income statement, including the effect of reversing prior-year misstatements, but its use can result in the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, considers the effect of correcting the accumulation of prior and current year misstatements in the period ending balance sheet. Prior to the Company’s adoption of SAB 108, the Company applied the roll-over method in quantifying financial statement misstatements.

During the fourth quarter of 2006, the Company adopted the provisions of SAB 108 effective as of January 1, 2006. As permitted by SAB 108, the Company elected to record the effects of applying SAB 108 using the cumulative effect transition method, thereby recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities with an offsetting adjustment recorded to the opening balance of retained earnings. The misstatements that were corrected are described below.

Certain items provided by the Company are reimbursed under rental arrangements that generally provide for fixed monthly payments for as long as the patient is using the equipment and medical necessity continues (subject to capped rental arrangements which limit the rental payment periods in some instances). Once initial delivery of rental equipment is made to the patient, a monthly billing cycle is established based on the date of delivery. Monthly rental billings are generated in 30-day cycles so that each month’s billing falls on approximately the same day of the month as the initial billing. No separate payment is earned from the initial equipment delivery and setup process. During the rental period, the Company is responsible for servicing the equipment and providing routine maintenance, if necessary. In all accounting periods prior to the application of SAB 108 and in all instances where such rental arrangements occurred in the past, rental revenue was recognized on the cycle billing date for the full month’s billing amount.

This accounting treatment resulted in an overstatement of revenue at each calendar month-end period. More appropriately, revenues recorded from rental arrangements should have been recognized ratably over the 30-day service period with a portion deferred for the amount of the monthly bill that is unearned at calendar month-end. The Company previously quantified these errors under the roll-over method and concluded that they were immaterial.

In its application of SAB 108, the Company corrected the errors resulting from its rental revenue recognition policies by deferring the unearned portion of rental revenues and establishing a deferred revenue liability on its balance sheet. The deferral of rental revenues also required an adjustment to deferred income taxes. In electing the cumulative effect transition method in applying SAB 108, the Company recorded cumulative adjustments to the carrying amounts of liabilities for deferred revenue and deferred income taxes by $34.4 million and $13.3 million, respectively, in its 2006 opening balance sheet and an offsetting adjustment to its opening balance of retained earnings in the amount of $21.1 million.

Pursuant to its application of SAB 108, the Company made additional adjustments to its 2006 opening balance sheet related to the recording of an allowance for sales adjustments against accounts receivable. The Company’s revenues are recorded at net realizable amounts estimated to be paid by customers and third-party payors. The Company’s billing system contains payor-specific price tables that reflect the fee schedule amounts in effect or contractually agreed upon by various government and commercial payors for each item of equipment or supply provided to a customer. Actual adjustments that result from differences between the payment amount received and the expected realizable amount are typically identified and ultimately recorded at the point of cash application or when otherwise determined pursuant to the Company’s collection procedures. The Company reports revenues in its financial statements net of such adjustments.

Due to the nature of the industry and the reimbursement environment in which the Company operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values at the time products are provided. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts from certain payors may result in adjustments to amounts originally recorded.

The Company historically reported revenues in its financial statements net of such sales adjustments at the time they were identified but did not report accounts receivable net of a specific allowance for estimates of such sales adjustments. The Company does, however, report accounts receivable net of allowances for uncollectible accounts (i.e. bad debt). Bad debt is recorded as an operating expense and consists of billed charges that are ultimately deemed uncollectible due to the customer’s or third-party payor’s inability or refusal to pay.

In all accounting periods prior to the application of SAB 108 and in all instances where such sales adjustments were recorded in the past, the Company consistently applied this accounting treatment which resulted in the recording of sales adjustments related to prior period revenues against current period revenues that either overstated or understated net revenues within each financial statement period. More appropriately, an estimate of sales adjustments arising from differences between the payment amounts received and the expected realizable amounts should have been recorded at the time that revenues were recognized and an allowance recorded against accounts receivable for estimates of such sales adjustments. The Company previously quantified these errors under the roll-over method and concluded that they were immaterial.

In its application of SAB 108, the Company corrected the errors by establishing an allowance against accounts receivable for sales adjustments on its balance sheet. The recognition of such allowances also required an adjustment to deferred income taxes. In electing the cumulative effect transition method in applying SAB 108, the Company recorded cumulative adjustments to the carrying amounts of the allowance for doubtful accounts and deferred income taxes by $10.7 million and $4.2 million, respectively, in its 2006 opening balance sheet and an offsetting adjustment to its opening balance of retained earnings in the amount of $6.5 million.

The cumulative effect of correcting the financial statement misstatements in accordance with SAB 108 was an increase in deferred revenue and the allowance for doubtful accounts of $34.4 million and $10.7 million, respectively, and reduced retained earnings of $27.6 million. Deferred income tax adjustments totaling $17.5 million were also recorded as part of the cumulative adjustment.

General

The Company intends to provide the above disclosure in its notes to consolidated financial statements in its Form 10-K beginning with the fiscal year period ending December 31, 2007.

In providing its response to the SEC’s comment to its filings, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or need further information regarding the Company’s response to the SEC’s comment letter. Lincare appreciates the staff’s review of its financial statement disclosures and thanks you for the opportunity to respond to your comments.

Sincerely,

/s/ Paul G. Gabos

Paul G. Gabos

Chief Financial Officer